Exhibit 77D- Policies with respect to security investments -
For period Ended 11-30-2011

PNC Advantage Funds

At a meeting of the Board of Trustees held on September 7-8, 2011, the following resolution was approved with respect to the change to the investment policy for PNC Advantage
Institutional Treasury Money Market Fund.

      RESOLVED, that the change to PNC Advantage Institutional Treasury Money Market Fund's (the "Fund") non-fundamental investment policy to remove the 20% limitation on the Fund's investment in repurchase agreements be, and the same hereby is, approved and ratified.